SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 000-22172

                           NOTIFICATION OF LATE FILING

(Check One):      [  ] Form 10-K [  ] Form 11-K [  ] Form 20-F [ X ] Form 10-Q
                  [  ] Form N-SAR

                  For Period Ended:

                  [  ]     Transition Report on Form 10-K

                  [  ]     Transition Report on Form 11-K

                  [  ]     Transition Report on Form 20-F

                  [  ]     Transition Report on Form 10-Q

                  [  ]     Transition Report on Form N-SAR

                           For The Transition Period From _____ to ______

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.


                                     PART I
                             REGISTRANT INFORMATION

                              recordLab CORPORATION
                      (Formerly known as Midisoft Corporation)
                        1605 NW Sammamish Road, Suite 205
                           Issaquah, Washington 98027


                                     PART II
                             Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The Company is in the process of ceasing operations. The Company terminated all employees effective May 26, 2000. These events have resulted in difficulties in producing financial statements.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Marsha Murry                                     (425) 461-5717
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     (NAME)                                         (Area Code) Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 13 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [ X ] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes    [ ] No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company is in the process of ceasing operations. The Company terminated all employees effective May 26, 2000. These events have resulted in difficulties in producing financial statements. A reasonable estimate of the results cannot be made because the Company does not have available to it resources to record accounting transactions and produce financial statements.

                              recordLab CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


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Date:    August 15, 2000                      By:   /s/ Marsha Murry
                                                    Marsha Murry, Director

     INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see U.S.C. 1001)

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities Exchange Commission, Washington D.C. 20549, in accordance with Rule 3-0 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)

                             DIRECTOR'S CERTIFICATE


     The undersigned, Marsha Murry, Acting Secretary for recordLab Corporation's, a Washington corporation (the "Corporation"), Board of Director's meeting July 26, 2000, pursuant to that certain resolution adopted by the Board of Directors on July 26, 200, does hereby certify that the resolutions passed by the Board of Directors authorizing and empowering Marsha Murry to prepare, sign on behalf of the Corporation, file and deliver such forms, reports and filings as may be required by the Securities and Exchange Commission have not been subsequently modified, revoked, repealed or otherwise amended and are in full force and effect in the form adopted as of the date of this Certificate.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate as of this 14th day of August, 2000.


                                   /s/ Marsha Murry
                                   ---------------------------------------------
                                   Marsha Murry, Director
                                   recordLab Corporation
                                   Acting Secretary
                                   for July 26, 2000 Board of Director's Meeting